UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Ocwen Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

675746309
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 675746309

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS MASTER LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,990,051
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,990,051
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,990,051*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.45%*
14	TYPE OF REPORTING PERSON CO

* Possesses economic exposure to an aggregate of 8,207,153 shares (representing approximately 6.63% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6 of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 675746309

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,004,117
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,004,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,004,117*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.62%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 2,054,905 shares (representing approximately 1.66% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6 of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 675746309

1	NAME OF REPORTING PERSON KTOWN, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,255,832
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,255,832
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,255,832*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.82%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of  2,312,942 shares (representing approximately 1.87% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6 of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 675746309

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,259,949
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,259,949
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,259,949 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.44%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 4,367,847 shares (representing approximately 3.53% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6 of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 675746309

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL MANAGEMENT L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,250,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.89%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 12,575,000 shares (representing approximately 10.15% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6 of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 675746309

1	NAME OF REPORTING PERSON KINGSTOWN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,250,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.89%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 12,575,000 shares (representing approximately 10.15% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6 of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 675746309

1	NAME OF REPORTING PERSON MICHAEL BLITZER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,250,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.89%*
14	TYPE OF REPORTING PERSON IN

* Possesses economic exposure to an aggregate of 12,575,000 shares (representing approximately 10.15% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6 of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 675746309

1	NAME OF REPORTING PERSON GUY SHANON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,250,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.89%*
14	TYPE OF REPORTING PERSON IN

* Possesses economic exposure to an aggregate of 12,575,000 shares (representing approximately 10.15% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6 of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 675746309

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Kingstown Capital Management L.P., a Delaware limited partnership (“Kingstown Capital”), Kingstown Management GP LLC, a Delaware limited liability company (“Kingstown Management”), Kingstown Capital Partners, LLC, a Delaware limited liability company (“General Partner”), Kingstown Partners Master Ltd., a Cayman Islands corporation (“Master Fund”), Kingstown Partners II, L.P., a Delaware limited partnership (“Fund II”), Ktown, LP, a Delaware limited partnership (“Ktown,” and together with Master Fund and Fund II, the “Funds”), Michael Blitzer and Guy Shanon. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6 of the Schedule 13D.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

General Partner is the general partner of each of Fund II and Ktown.  Kingstown Capital is the investment manager of each of the Funds.  Kingstown Management is the general partner of Kingstown Capital.  Each of Mr. Blitzer and Mr. Shanon is a managing member of Kingstown Management.  By virtue of these relationships, each of General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares owned by the Funds.

 (b)           The principal business address of each of General Partner, Kingstown Capital, Kingstown Management, Fund II, Ktown, Michael Blitzer and Guy Shanon is 100 Park Ave, 21st Floor New York, NY 10017. The principal business address of Master Fund is c/o Intertrust Corporate Services, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.  The officers and directors of Master Fund and, to the extent that such persons are not also Reporting Persons, their principal occupations and business addresses are set forth on Schedule A of the Schedule 13D and incorporated by reference in this Item 2.

(c)           The principal business of the Funds is acquiring, holding and disposing of investments in various companies.  The principal business of Kingstown Capital is acting as the investment manager of each of the Funds.  The principal business of Kingstown Management is acting as the general partner of Kingstown Capital. The principal business of General Partner is acting as the general partner of each of Fund II and Ktown.  The principal business of each of Mr. Blitzer and Mr. Shanon is acting as a managing member of Kingstown Management.

(d)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 675746309

(f)           Messrs. Blitzer and Shanon are citizens of the United States of America.  The citizenship of the persons listed on Schedule A of the Schedule 13D, who are not Reporting Persons, is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 7,990,051 Shares owned by Master Fund is approximately $54,294,950, including brokerage commissions. The aggregate purchase price of the      2,004,117 Shares owned by Fund II is approximately $13,091,389, including brokerage commissions.  The aggregate purchase price of the 2,255,832 Shares owned by Ktown is approximately $15,405,986, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 123,853,683 Shares outstanding, as of April 25, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2016.

As of the close of business on April 29, 2016, Master Fund owned directly 7,990,051 Shares, constituting approximately 6.45% of the Shares outstanding, Fund II owned directly 2,004,117 Shares, constituting approximately 1.62% of the Shares outstanding and Ktown owned directly 2,255,832 Shares, constituting approximately 1.82% of the Shares outstanding.  By virtue of its relationship with each of Fund II and Ktown discussed in further detail in Item 2 of this Amendment No. 2 to the Schedule 13D, General Partner may be deemed to beneficially own the Shares owned directly by each of Fund II and Ktown. By virtue of their respective relationships with the Funds discussed in further detail in Item 2 of this Amendment No. 2 to the Schedule 13D, each of Kingstown Capital, Kingstown Management and Messrs. Blitzer and Shanon may be deemed to beneficially own the Shares owned directly by the Funds.

 (b)           Each of Master Fund, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon has shared voting and dispositive power over the Shares owned directly by Master Fund.  Each of Ktown, General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon has shared voting and dispositive power over the Shares owned directly by Ktown.  Each of Fund II, General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon has shared voting and dispositive power over the Shares owned directly by Fund II.

 (c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 675746309

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 29, 2016	KINGSTOWN CAPITAL MANAGEMENT L.P.

	By:	Kingstown Management GP LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS II, L.P.

By:	Kingstown Capital Partners LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KTOWN, LP

By:	Kingstown Capital Partners LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN MANAGEMENT GP LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

CUSIP NO. 675746309

KINGSTOWN CAPITAL PARTNERS, LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS MASTER LTD.

By:	/s/ Michael Blitzer
Michael Blitzer Director

/s/ Michael Blitzer
MICHAEL BLITZER

/s/ Guy Shanon
GUY SHANON

CUSIP NO. 675746309

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

KINGSTOWN PARTNERS MASTER LTD.

Sale of Cash-Settled Total Return Swap	(199,141)	8.0053	02/29/2016
Sale of Cash-Settled Total Return Swap	(127,194)	8.0053	03/01/2016
Sale of Cash-Settled Total Return Swap	(134,171)	8.0053	03/10/2016
Sale of Cash-Settled Total Return Swap	(147,119)	8.0053	04/28/2016
Sale of Cash-Settled Total Return Swap	(267,000)	7.6299	04/28/2016
Sale of Cash-Settled Total Return Swap	(140,814)	6.9496	04/28/2016
Sale of Cash-Settled Total Return Swap	(35,036)	7.2136	04/28/2016
Sale of Cash-Settled Total Return Swap	(71,381)	7.8750	04/28/2016
Sale of Cash-Settled Total Return Swap	(14,964)	4.9315	04/28/2016
Sale of Cash-Settled Total Return Swap	(276,509)	4.9315	04/29/2016
Sale of Common Stock	(162,100)	2.2612	04/29/2016

KINGSTOWN PARTNERS II, L.P.

Sale of Cash-Settled Total Return Swap	(21,023)	8.0053	02/29/2016
Sale of Cash-Settled Total Return Swap	(28,824)	7.6299	02/29/2016
Sale of Cash-Settled Total Return Swap	(31,823)	7.6299	03/01/2016
Sale of Cash-Settled Total Return Swap	(33,579)	7.6299	03/10/2016
Sale of Cash-Settled Total Return Swap	(78,274)	7.6299	04/28/2016
Sale of Cash-Settled Total Return Swap	(27,246)	6.9496	04/28/2016
Sale of Cash-Settled Total Return Swap	(6,779)	7.2136	04/28/2016
Sale of Cash-Settled Total Return Swap	(60,222)	4.9315	04/28/2016
Sale of Cash-Settled Total Return Swap	(37,278)	4.9315	04/29/2016
Sale of Cash-Settled Total Return Swap	(33,257)	5.2100	04/29/2016
Sale of Common Stock	(41,350)	2.2612	04/29/2016

CUSIP NO. 675746309

KTOWN, LP

Sale of Cash-Settled Total Return Swap	(56,257)	8.0053	02/29/2016
Sale of Cash-Settled Total Return Swap	(35,738)	8.0053	03/01/2016
Sale of Cash-Settled Total Return Swap	(37,750)	8.0053	03/10/2016
Sale of Cash-Settled Total Return Swap	(11,082)	8.0053	04/28/2016
Sale of Cash-Settled Total Return Swap	(60,500)	7.6299	04/28/2016
Sale of Cash-Settled Total Return Swap	(32,131)	6.9496	04/28/2016
Sale of Cash-Settled Total Return Swap	(7,994)	7.2136	04/28/2016
Sale of Cash-Settled Total Return Swap	(41,681)	7.8750	04/28/2016
Sale of Cash-Settled Total Return Swap	(33,418)	5.7500	04/28/2016
Sale of Cash-Settled Total Return Swap	(7,410)	4.9315	04/28/2016
Sale of Cash-Settled Total Return Swap	(79,405)	4.9315	04/29/2016
Sale of Common Stock	(46,550)	2.2612	04/29/2016